SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

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Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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ON TRACK INNOVATIONS LTD.
6-K ITEM

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By /s/ Oded Bashan Oded Bashan Chief Executive Officer and Chairman

Date: February 28, 2011

Press Release

For Immediate Release

OTI Expands MediSmart with Orders for an Additional 100,000 Cards in Kenya
- OTI Receives Ongoing Monthly License Fee for Every MediSmart card in issue
- According to Kenya’s Business Daily, Fraud in the Medical Insurance Sector Caused
Revenue Losses Estimated at 40 Percent of Total Claims

ISELIN, N.J., February 28, 2011 – On Track Innovations Ltd., (OTI) (NASDAQ-GM: OTIV), a global leader in contactless smart card solutions, has received an additional order for 100,000 MediSmartTM healthcare biometric ID cards for use by Kenyan-based Smart Applications International Ltd. (SMART), a provider of technology driven secure healthcare solutions. To date, some 200,000 MediSmart cards have already been issued by SMART and more than 2,000 contactless smart card readers & other device points of service have been deployed at hospitals, pharmacies and general practitioner sites across Kenya.

One of the main goals of MediSmart is reducing and eliminating fraud which according to the Kenya’s Business Daily (dated January 31, 2011) estimates that fraud in the medical insurance sector causes revenue losses of 40 percent of total claims. It causes higher insurance rates at a time when providers are scrambling for more business and growing loss in the medical insurance industry. SMART’s objective is to support improved profitable growth of the healthcare industry by reduced and discouraged would be fraudulent medical claims through the biometrically controlled MediSmart ID card.

“Out of an estimated work force of 12 million people, less than a million Kenyans actually have private medical insurance coverage, which represents a tremendous growth opportunity for the healthcare insurance industry.  However this opportunity will only be a reality when solutions like the one provided by SMART and OTI become the route to market. It is this growing untapped opportunity that remains our motivation.” said Mrs. Pauline Muriuki, CEO of SMART.  “We deliver the most sophisticated and accurate healthcare biometric patient ID and medical record system with benefits to many sectors of Kenyan society, specifically, insurance companies will benefit since they can focus their resources on legitimate policy holders and lower the cost of medical fraud and waste.”

MediSmart, developed by a team of healthcare industry experts at OTI with system process design support by SMART, provides complete medical history, biometric identification (photo and fingerprints) and co-payment options. In addition to addressing fraud, MediSmart enables the introduction and effective management of joint state and private sector funding and service delivery models. The MediSmart solution includes biometric cards, readers and related software that are seamlessly integrated with hospital management systems.

“Implementation of MediSmart and recent data proves that MediSmart is a paramount vehicle in reducing fraud, cutting cost and improving accuracy, ultimately resulting in better service to patients,” said Oded Bashan, chairman and CEO of OTI.  “The continuing success and expansion of MediSmart in Kenya serves as further validation to the effectiveness and comprehensive nature of our healthcare biometric ID solution. We will continue to collaborate closely with our business partners in Kenya to expand our system there, as well as work with other healthcare systems around the world, to extend the benefits of MediSmart to other entities seeking to improve the efficient delivery of healthcare services.”

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About Smart Applications International Limited (SMART)
SMART is a privately owned limited liability company incorporated in Kenya wholly owned by indigenous by Kenyan investors.  We have licensed the MediSmart solution from our partners and technology developers; OTI Africa based in Cape Town, South Africa and we are very privileged to be the pioneers and drivers of this new world-class technology in Kenya and the regional market at large. The company's strategic intent is to make a Smart Card the card of choice in the entire Healthcare industry.

About OTI
Established in 1990, OTI (NASDAQ-GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products.

For general information on OTI, visit www.otiglobal.com.

MediSmart is a trademark of OTI, Inc. All other trade names are the property of their respective owners.

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our products, goals, beliefs, future growth strategies, objectives, plans, current expectation. For example, we are using forward looking statements when we discuss the tremendous growth opportunity for the healthcare insurance industry and when we say that this opportunity will only be a reality when solutions like the one provided by SMART and OTI become the route to market. Additionally we use forward looking statements when we discuss the benefits to many sectors of Kenyan society or insurance companies and the effectiveness and comprehensive nature of our healthcare biometric ID solution. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2009, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:	Media Relations:
Galit Mendelson	Miri Segal	Christa Conte/Henry Feintuch
Vice President of Corporate Relations	MS-IR LLC	Feintuch Communications
732 429 1900 ext. 111	917-607-8654	212-808-4902/212-808-4901
galit@otiglobal.com	msegal@ms-ir.com	oti@feintuchpr.com